October 12, 2010

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attn:	Ms. Dana Hartz, Staff Accountant
Mr. Don Abbot, Senior Staff Accountant

Re:	BioMarin Pharmaceutical Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
Form 8-K Filed March 24, 2010
Proxy Statement on Schedule 14A
Filed March 26, 2010
File No. 000-26727

Dear Ms. Hartz and Mr. Abbott,

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated September 28, 2010, addressed to Jeffrey H. Cooper, Senior Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (“we”, “our” or the “Company”). The Staff issued the comment letter in response to our letter to the Staff, dated August 13, 2010, pertaining to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), our Form 8-K filed by the Company with the Commission on March 24, 2010 (the “Form 8-K”) and our Proxy Statement on Schedule 14A filed by the Company with the Commission on March 26, 2010 (the “Proxy Statement”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

STAFF COMMENTS AND COMPANY RESPONSES

Form 10-K for the fiscal year ended December 31, 2009

Commercial Products, page 3

1. We note your response to our prior comment 2. To the extent you continue to describe your exclusive license agreement with Asubio Pharma Co., Ltd. and list the agreement as an exhibit in future filings, we ask that you include all material information regarding the agreement including the total potential milestone payments to be made and a more narrow range of royalties within a ten percent range. Please confirm your understanding that this information should be included in future disclosure.

Response:

The Company confirms that to the extent we include our license agreement with Asubio Pharma Co., Ltd. as a material contract in an exhibit to a future filing, we will include all material information regarding the license agreement including the total potential milestone payments to be made and a more narrow range of royalties within a ten percent range.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Convertible Debt, page F-30

2. Please refer to your response to prior comment five. It appears under Section 4.07(a)(3) of the First Supplement Indenture dated March 29, 2006 that if you issue any rights or warrants to all or substantially all holders of your outstanding Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price per share (or having a Conversion Price per share) less than the Current Market Price per share of Common Stock, the Conversion Rate in effect immediately prior thereto shall be increased based on the terms in the agreement. Please tell us how you determined that this embedded conversion feature was indexed to your own stock and therefore not an embedded derivative requiring separate liability classification under ASC 815-40-15.

Response:

In concluding that the embedded conversion feature of our convertible debt is indexed to our own stock in light of Section 4.07(a)(3) of the First Supplement Indenture, we note that this provision would operate to adjust for the dilution to the debt holder resulting from the occurrence of a specified dilutive event; a future rights offering to all or substantially all holders of our common stock at a price below market. We believe this provision is consistent with Example 17 illustrated in ASC 815-10-65-3. The adjustment to the conversion rate is based upon a mathematical calculation that determines the direct effect that such dilutive events would have on the price of the underlying shares. We note that it does not adjust for the actual change in the market price of the underlying shares upon the occurrence of those events. As a result, we concluded that this conversion feature was not an embedded derivative requiring separate liability classification under ASB 15-40-15.

Definitive Proxy Statement on Schedule 14A

Compensation Disclosure and Analysis

Cash Bonus, page 34

3. We note your response to our prior comment 8 and your analysis as to why you believe disclosure of your 2009 corporate goals would cause competitive harm to the company. We disagree with your conclusion as it relates to the Net Operating Income and product specific sales goals. We also believe that disclosure of your non-financial goals in general terms would not cause competitive harm to the company. Therefore, please confirm that to the extent the company has analogous goals for the 2010 fiscal year, you will disclose such information in the Compensation Discussion and Analysis section of your next annual filing.

Response:

The Company hereby confirms that to the extent it has analogous goals for the 2010 fiscal year, it will disclose the information requested by the Staff in the Compensation Discussion and Analysis section of our next annual filing, including any financial and product specific sales goals and a general description of any non-financial goals.

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The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned at (415) 506-6700 or to Thomas R. Pollock, Esq. at (415) 856-7047.

Sincerely,

/s/ G. Eric Davis
G. Eric Davis
Senior Vice President, General Counsel
BioMarin Pharmaceutical Inc.

cc:	Jeffrey H. Cooper, Senior Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.
Thomas R. Pollock, Esq., Paul Hastings, Janofsky & Walker LLP

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